SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SKYLINE MEDICAL INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Series A Warrants

(Title of Class of Securities)

Series A Warrants: 83084T 127

(CUSIP Number of Class of Securities)

Joshua Kornberg

Chief Executive Officer, President and Interim Chairman of the Board

Skyline Medical Inc.

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

(651) 389-4800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Martin R. Rosenbaum, Esq. Leah Fleck, Esq. Maslon LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Tel: 612-672-8200 Fax: 612-672-8397	Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Tel: 212-451-2300 Fax: 212-451-2222

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$8,847,447.84	$890.94

*

Estimated for purposes of calculating the amount of the filing fee only. Skyline Medical Inc. (the “Company”) is offering holders of the Company’s outstanding Series A Warrants for Series B Warrants. The amount of the filing fee assumes that all outstanding Series A Warrants, which could be exercised into 42,130,704 shares of common stock. The transaction value was determined by using the average of the high and low reported sales prices of the Company’s common stock underlying the Series A Warrants, as reported on The NASDAQ Capital Market on March 23, 2016, which was $0.21.

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.:	Date Filed:

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Skyline Medical Inc., a Delaware corporation (“Skyline” or the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding Series A Warrants (the “Series A Warrants”). The Company is offering to exchange Series B Warrants (the “Series B Warrants”) to purchase shares of our common stock, par value $0.01 per share (the “Warrant Shares”), for up to an aggregate of 3,157,186 outstanding Series A Warrants. Each Series A Warrant can be exercised for one share of common stock at $4.95 per share or on a cashless basis for a variable number of shares, with the ratio depending in part on the market value of our common stock. On March 16, 2016, each Series A Warrant could be exercised on a cashless basis for 10.06 shares of common stock. For each outstanding Series A Warrant tendered by holders, we will issue 10.2 Series B Warrants, which are subject to cashless exercise at a fixed rate of one share of common stock per Series B Warrant (subject to further adjustment for stock splits, etc.). The offer is subject to the terms and conditions set forth in the Offer Letter, dated March 24, 2016 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Skyline Medical Inc., a Delaware corporation. The address of the Company’s principal executive offices is 2915 Commers Drive, Suite 900, Eagan, Minnesota 55121. The Company’s telephone number is (651) 389-4800.

(b) Securities. The subject class of securities consists of Skyline’s outstanding Series A Warrants. As of March 16, 2016, the Company had 3,157,186 Series A Warrants outstanding. Each Series A Warrant can be exercised for one share of common stock at $4.95 per share or on a cashless basis for a variable number of shares, with the ratio depending in part on the market value of our common stock. On March 16, 2016, each Series A Warrant could be exercised on a cashless basis for 10.06 shares of common stock. For each outstanding Series A Warrant tendered by holders, we will issue 10.2 Series B Warrants, which are subject to cashless exercise at a fixed rate of one share of common stock per Series B Warrant (subject to further adjustment for stock splits, etc.). The actual number of Series B Warrants that will be issued will depend on the number of Series A Warrants tendered and accepted for exchange and canceled. If all outstanding Series B Warrants are tendered, a maximum aggregate of 32,203,297 Series B Warrants will be issued in connection with the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under Section 6 “Price Range of Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Skyline Medical Inc. 2915 Commers Drive, Suite 900, Eagan, Minnesota 55121 and the telephone number for each such person is (651) 389-4800.

1

Name	Position
Josh Kornberg	President, Chief Executive Officer, and Interim Chairman of the Board
Thomas J. McGoldrick	Director
Andrew P. Reding	Director
Carl Schwartz	Director
David O. Johnson	Chief Operating Officer
Bob Myers	Chief Financial Officer

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in Sections 1 through 12 of the Offer Letter is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases. The Company’s President, Chief Executive Officer and Interim Chairman of the Board, Joshua Kornberg, holds 11,112 Series A Warrants. Mr. Kornberg intends to tender all of his Series A Warrants for Series B Warrants in the Exchange Offer. Other than Mr. Kornberg, none of our officers or directors or their respective affiliates beneficially owns any of the Series A Warrants and, therefore, will not participate in the Exchange Offer. The information set forth in the Offer Letter under “The Offer, Section 5 “Background and Purpose of the Offer — Interests of Directors and Officers and the Company” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under Section 8 “Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under Section 5 “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The securities will be canceled.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Series A Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(8) and (10). The Company is offering to exchange up to an aggregate of 32,203,297 Series B Warrants for up to an aggregate of all outstanding Series A Warrants.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(c) Borrowed funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in the Offer Letter under Section 5 “Background and Purpose of the Offer – Interests of Directors and Officers and the Company” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under Section 5 “Background and Purpose of the Offer – Interests of Directors and Officers and the Company” is incorporated herein by reference. Otherwise, to the Company’s knowledge after reasonable inquiry none of its officers or directors engaged in any transactions in the Series A Warrants required to be disclosed in this Item 8(b).

2

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The Company has retained Corporate Stock Transfer, Inc. (“Exchange Agent”) to act as the depositary and exchange agent, Source Capital Group, Inc. (“Dealer Manager”) to act as the dealer manager and D.F. King & Co., Inc. (“Information Agent”) to act as the information agent. The Company may contact holders of Series A Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of Exchange Agent, Dealer Manager and Information Agent will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.  Financial Statements.

(a) Financial Information. Incorporated herein by reference are the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2016 (the “Form 10-K”). The Form 10-K is available for review on the SEC’s website at www.sec.gov and on the Company’s website at www.skylinemedical.com. In addition, the information set forth in the Offer Letter under Section 9 “Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated March 24, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2016, incorporated herein by reference.
(a)(5)(B)	Press Release dated March 11, 2016 filed on March 11, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(a)(5)(C)	Press Release dated March 24, 2016
(b) (c)	Not applicable. Not applicable.
(d)(1)	Form of Series A Warrant Agency Agreement by and between Skyline Medical Inc. and Corporate Stock Transfer, Inc. and Form of Warrant Certificate filed on August 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(2)	Specimen certificate evidencing shares of Common Stock filed on July 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(3)	Form of Series A Warrant Certificate (included as part of Exhibit (d)(1)).
(d)(4)	Form of New Warrant Agency Agreement by and between Skyline Medical Inc. and Form of Warrant Certificate for Series B Warrant filed on March 24, 2016 as Exhibit 4.19 to our Registration Statement on Form S-4 and incorporated herein by reference.
(d)(5)	Form of Series B Certificate filed on March 24, 2016 in Exhibit 4.19 to our Registration Statement on Form S-4 and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

3

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SKYLINE MEDICAL INC.

By:	/s/ Joshua Kornberg
Joshua Kornberg
Chief Executive Officer

Date: March 24, 2016

4

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated March 24, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2016, incorporated herein by reference.
(a)(5)(B)	Press Release dated March 11, 2016 filed on March 11, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(a)(5)(C)	Press Release dated March 24, 2016 filed on March 24, 2016 as Exhibit 99.2 to our Registration Statement on Form S-4 and incorporated herein by reference.
(b) (c)	Not applicable. Not applicable.
(d)(1)	Form of Series A Warrant Agency Agreement by and between Skyline Medical Inc. and Corporate Stock Transfer, Inc. and Form of Warrant Certificate filed on August 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(2)	Specimen certificate evidencing shares of Common Stock filed on July 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(3)	Form of Series A Warrant Certificate (included as part of Exhibit (d)(1)).
(d)(4)	Form of New Warrant Agency Agreement by and between Skyline Medical Inc. and Form of Warrant Certificate for Series B Warrant filed on March 24, 2016 as Exhibit 4.19 to our Registration Statement on Form S-4 and incorporated herein by reference.
(d)(5)	Form of Series B Certificate filed on March 24, 2016 in Exhibit 4.19 to our Registration Statement on Form S-4 and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

5